As filed with the Securities and Exchange Commission on August 29, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PAYONEER GLOBAL INC.
(Name of Subject Company (Issuer))

PAYONEER GLOBAL INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share
(Title of Class of Securities)

70451X112
(CUSIP Number of Class of Securities)

John Caplan

Chief Executive Officer and Director

PAYONEER GLOBAL INC.

195 Broadway, 27th floor

New York, New York, 10007

(212) 600-9272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Tsafi Goldman Chief Legal and Regulatory Officer Payoneer Global Inc. 195 Broadway, 27th floor New York, New York, 10007 (212) 600-9272	Byron B. Rooney John H. Runne Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO, originally filed by Payoneer Global Inc., a Delaware corporation (“Payoneer” or the “Company”), on August 12, 2024 (“Schedule TO”), is being filed to amend the Offer to Purchase and Consent Solicitation (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO. The Offer to Purchase relates to the tender offer by the Company to purchase for cash up to 25,158,086 of its outstanding public warrants to purchase common shares, par value $0.01 per share, at a price of $0.78 per warrant, without interest (the “Offer Purchase Price”). The Offer to Purchase and the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B), together, as amended or supplemented from time to time, constitute the “Offer.”

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend the Warrant Agreement, dated as of August 25, 2020, by and between FTAC Olympus Acquisition Corp. (“FTOC”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by the Assignment, Assumption and Amendment Agreement dated as of June 25, 2021, by and among the Company, FTOC and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding warrant for $0.70 in cash, without interest (the “Redemption Price”), which Redemption Price is approximately 10% less than the Offer Purchase Price (the “Warrant Amendment”).

The Offer to Purchase, as amended, a copy of which is filed herewith as Exhibit (a)(1)(A), has been amended to provided additional information within the section entitled “Special Factors – 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption” regarding certain factors and procedures relevant to determining the fairness of the Offer and the section entitled “Special Factors – 3. Board Presentation” regarding expenses paid by the Company and its affiliates to the Dealer Manager (as defined within the Offer to Purchase) and its affiliates.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, and the other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO and the Offer to Purchase.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Second Amended and Restated Offer to Purchase and Consent Solicitation, dated August 29, 2024.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 12, 2024.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 12, 2024.
(a)(2)	Not Applicable
(a)(5)*	Press Release, dated August 12, 2024, announcing cash tender offer for Payoneer Global Inc. warrants.
(b)	Not Applicable
(c)*	Presentation of Citigroup Global Markets Inc. to the Company’s board of directors on August 6, 2024.
(d)*	Warrant Agreement, dated August 25, 2020, between FTAC Olympus Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.
(d)*	Assignment, Assumption and Amendment Agreement, dated as of June 25, 2021, by and among FTAC Olympus Acquisition Corp., Payoneer Global Inc., and Continental Stock Transfer & Trust Company.
(d)*	Tender and Support Agreement, dated August 12, 2024, by and among Payoneer Global Inc. and the warrant holders party thereto.
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.*

____________

*        Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 29, 2024

PAYONEER GLOBAL INC.
By:	/s/ Bea Ordonez
Name:	Bea Ordonez
Title:	Chief Financial Officer